Exhibit 99.1

 Volvo: Goteborg to Operate Sweden's Longest Bus

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 12, 2005--In the New Year, the residents of Goteborg will have the opportunity to travel on Sweden's longest bus - a new biarticulated bus that is a full 24 meters in length. The success of one of the city's bus routes means that the public transport company Vasttrafik requires a bus that can carry up to 165 passengers.

Increased congestion and environmental problems has forced authorities in the world's cities to search for more effective, safer and more environmentally friendly public transport services that can persuade more residents to leave their cars at home.

One solution that is becoming increasingly popular is the Bus Rapid Transit (BRT) system. The system often comprises separate bus lanes, a high service frequency, an effective ticketing system, modern buses with a large capacity and bus stops adapted for rapid boarding and exiting.

Goteborg is one of the cities that have opted to invest in this type of bus service. The huge success of the BRT bus route 16, which serves such areas as the new city districts on Norra Alvstranden, has attracted many passengers because of its short travel time.

Cover its cost

Because of its popularity, this is one of the world's few public transport routes that covers costs without tax contributions. The downside of this popularity is that passengers complain that the buses are crowded, despite the fact that a long, articulated bus runs every three minutes during rush hour.

Therefore, Volvo Buses, in cooperation with Goteborgs Sparvagar, Vasttrafik and Goteborg City Traffic Office, has developed a 24-meter bi-articulated bus that can carry 165 passengers, the Volvo 7500 Bi-articulated. Goteborgs Sparvagar has ordered four of these buses, the first of which will be in operation in the New Year.

Volvo Buses is currently the world's leading supplier of buses for modern Bus Rapid Transit systems. The first large system was launched in Curitiba, Brazil in the 1970s. Since then, Volvo has delivered buses to BRT systems in such cities as Bogota, in Colombia, and Leon and Mexico City, in Mexico. The most recent delivery was for 1,779 buses to the Transantiago system in Santiago, Chile.

"A BRT system represents much of what Volvo stands for, improved safety, operating economy and environmental care," explains Christer Boman the new BRT manager for Volvo Buses.

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Buses
Per-Martin Johansson, +46 31 322 52 00